CONSENT OF AUTHOR

September 28, 2009

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Alexco Resource Corp.
Annual Information Form dated September 28, 2009 (the "AIF")

The undersigned hereby consents to being named as a professional person in the AIF and authorizes the use of the information represented in the AIF as having been prepared by me or under my supervision.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Annual Report on Form 40-F and any amendments thereto, filed on September 28, 2009, and any amendment thereto.

Sincerely,

/s/ Stanton Dodd
Stanton Dodd, P.Geo